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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **November, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: November 19, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS, INC. (RYSMF) Goldwedge Project Development, Nye County, Nevada Update

Manhattan, Nevada-November 17, 2009-0 Royal Standard Minerals, Inc.'s (RYSMF-OTCBB) Goldwedge is a permitted gold mining property located in Nye County, Nevada. RYSMF has completed considerable underground development work to evaluate the upper portion of the drill indicated gold system. Concurrently a processing plant was constructed on the property to further test the gold recoveries of the mined material. As a result of this work the company is involved with an equipment upgrade and maintenance program for the Goldwedge plant and the underground facilities. This work includes the removal of current equipment and the reinstallation of a larger capacity grinding circuit in the plant. The purpose of this program is to increase plant throughput and improved reliability of the operation going forward.

The capital requirements for the plant and underground program to advance this project toward full operation is expected to come from current cash, new debt and forward gold sales from the Goldwedge property.

Royal Standard Minerals, Inc. owns and controls several precious metal properties in the State of Nevada. Nevada is the 4th largest producer of gold in the world and the largest US domestic producer. The gold mining industry of Nevada produces almost 7.5% of the worlds gold supply and almost 80% of all gold produced in the USA, http://www.nevadamining.org/documents/Economic_Overview_08.pdf.

RYSMF **(C.U.S.I.P780919106** is a natural resource exploration and development company, www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release constitute forward looking statements, and no guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made.

Contact:
Roland Larsen
804-580-8107
Rich Kaiser
800-631-8127